AIS

05012701

RECEIVED

2005 NOV 21 P 12:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 11, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 143/2005 and AIS-CP 144/2005**

Subject:	1. Notification of the Resolutions of the Board of Directors' Meeting No. 6/2005 in relation to Appointment of Auditors and New Director 2. Report of Financial Covenants Compliance
Date:	November 11, 2005
Attachment:	Submission of the Reviewed Financial Statements for the third quarter of Year 2005 and Management's Discussion and Analysis for the third quarter of Year 2005.

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

PROCESSED
NOV 23 2005 E
THOMSON FINANCIAL

dlw 11/22

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
November 11, 2005

AIS-CP 143/2005

November 11, 2005

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 6/2005 in relation to Appointment of Auditors and New Director

To: The President
The Stock Exchange of Thailand

The Board of Directors' Meeting of Advanced Info Service Public Company Limited (the "Company") No. 6/2005 held on November 11, 2005 at Anantara Resort & Spa, Hua Hin, Prachuabkhirikhan, has made a resolution on the following matters:

1. Certified the minutes of the board of directors' meeting no. 5/2005 held on August 10, 2005.

2. Approved the balance sheets, statement of income, and cash flow statements for the third quarter of 2005 ended September 30, 2005.

3. Approved the appointment of the following auditors of PriceWaterhouseCoopers ABAS Ltd. as the Company's auditors for 2006:

   - Mr. Suchart Luengsuraswat CPA. No. 2807
   - Ms. Nangnoi Charoenthaveesub CPA. No. 3044
   - Mr. Suwannee Bhuripanyo CPA No. 3371
   - Mr. Prasit Yuengsrikul CPA. No. 4174

   One of these persons will be responsible for conducting the audit and giving comments on the Company's financial statements. The Audit fees for 2006 of the Company and the Consolidation are up to Baht 6,310,000 and 9,375,000 respectively, subject to the approval of the 2006 Annual General Meeting of Shareholders.

4. Approved the appointment of Mr. Vasukree Klapairee, the representative director of TOT Public Company Limited, as the Company's new director to replace Mrs. Tasanee Manorot.

Summary Translation Letter
To the Stock Exchange of Thailand
November 11, 2005

Ref: AIS-CP144/05

November 11, 2005

Subject : Report of Financial Covenants Compliance
Advanced Info Service Plc.

To The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Advanced Info Service Plc. AIS063A, AIS06NA, AIS073A, AIS07OA, AIS093A, and AIS093B, the Company is required to maintain its debt to equity ratio at not more than 2:1. This ratio will be calculated from an unconsolidated financial statement of the Company on a quarterly basis. The Company is, in addition, required to report a default on any debt obligation if there is any.

We would like to notify you that as at 30 September, 2005 the debt to equity ratio of the Company are as follows:

Debentures	Debt to Equity ratio	
	Conditions	Compliance
AIS063A	≤ 2:1	0.79
AIS06NA, AIS073A, AIS07OA, AIS093A, AIS093B	≤ 2:1	0.65

and we are in compliance with the conditions set forth in the Terms and Conditions of the above debentures.

Overview

As at 3Q05, the Company and its subsidiaries (the Group) had the total of 16,093,200 mobile phone subscribers, comprising of 2,078,000 postpaid subscribers on GSM Advance and GSM 1800 and 14,014,800 prepaid subscribers on 1-2-Call!. The subscriber base grew 278,700 or 1.8% due mainly to an increase in 1-2-Call! subscribers.

In 3Q05, a Subsidiary " Advanced Mpay Co., Ltd." (mPAY) had a joint venture partner from Japan "NTT DoCoMo Inc."(DoCoMo) to operate the mobile electronic payment system. mPAY enables customers to conveniently make secured payment through mobile devices for their daily-life transactions such as good and services, utilities bill payment, online shopping, etc.

The continuous surge in oil price putting pressure on consumer spending and the impact of market price competitions in 2Q05 contributed to weaker service revenue in this quarter. Moreover, third quarter has long been the seasonally weakest quarter in the year. The Group generated total revenue of Baht 22,219 million for the period of 3Q05, a fall of 0.4% QoQ and 6.8% YoY.

Net profit of 3Q05 increased 5.9% because of a decline in SG&A together with corporate tax

The Group recorded its net profit of Baht 4,415 million for 3Q05, an increase of 5.9% from previous quarter. The profit increase mainly owed to a drop in selling and administrative expense and corporate income tax.

For the nine-month period, the Group showed the net profit of Baht 13,953 million, down 9.1% compared to the same period of previous year. Total revenue declined 5.2% YoY while total cost increased slightly by 0.5%. However, selling and administrative expense, interest expense, and corporate tax in total declined 14.9%.

Operating Results

Table 1: Selected financial information

Amount in Million Baht

	3Q05	% Change QoQ	% Change YoY	9 Months	% Change YoY
Total Revenue	22,219	(0.4%)	(6.8%)	68,249	(5.2%)
Total Cost	13,435	3.1%	1.6%	39,463	0.5%
Gross Margin	8,784	(5.3%)	(17.2%)	28,786	(12.1%)
SG&A	2,433	(8.3%)	(7.8%)	7,468	(8.6%)
Net Profit	4,415	5.9%	(16.2%)	13,953	(9.1%)
Diluted EPS (Baht)	1.50	6.4%	(16.2%)	4.74	(9.0%)

Total Revenue

The Group generated total revenue of Baht 22,219 million in 3Q05, down 0.4% from that of 2Q05 and down 6.8% from that of 3Q04, due mainly to the decline of services revenue. For the nine-month period of 3Q05, total revenue was Baht 68,249 million, a decrease of 5.2% from the same period of last year.

- Revenue from services and equipment rentals

Lower service revenue mainly due to price competitions

The mobile service revenue was a majority part of revenue from service and equipment rentals. In 3Q05, mobile service revenue was Baht 18,989 million, a decrease of 4.0% from that of 2Q05. The fall in revenue was due to price competitions during 2Q05, weak market subscriber additions and seasonally weak period of the year. When compared to 3Q04, service revenue decreased by Baht 1,955 million or 9.3% YoY due mainly to the intensive price competition during 2Q05.

For the nine-month period service revenue was Baht 59,956 million, down by 4.6% from the same period of last year. Price competitions and weaker-than-expected market net additions had contributed to the lower revenues.

- Revenue from sales

Sales Revenues up 27.8%

Handset and accessory sales were major components in revenue from sales. In 3Q05, sales revenue were Baht 3,230 million, increased by Baht 703 million or 27.8% from 2Q05, and up by Baht 335 million or 11.6% compared to 3Q04. As the Group was selected as main authorized handset dealer from Nokia , revenue from sales was up starting from ended of 2Q05.

For the nine-month period, revenue from sales was Bath 8,293 million reduced by 9.4% from the same period of last year. The decrease in handset sales was a result of slower demand of handset market pushing down sales volume.

Total Cost

Total cost was Baht 13,435 million in 3Q05, increased by Baht 400 million from higher cost of handsets. When compared to 3Q04, total cost increased by Baht 206 million. Total cost for the nine-month period was Baht 39,463 million, being up Baht 211 million or 0.5% from the same period of last year.

- Cost of services and equipment rentals

Higher cost driven mainly by higher network amortization

Cost of services and equipment rentals were Baht 6,082 million in 3Q05, rose slightly by 0.3% from 2Q05 and 6.8% compared to 3Q04. The increment was due primarily to higher network amortization resulting from continuous expansion of mobile service network. For the nine-month period cost of services and equipment rentals rose by 8.6% from the same period of last year.

- Concession fee and excise tax

Concession fee and excise tax were Baht 4,455 million in 3Q05, decreasing by Baht 199 million from previous quarter and Baht 505 million from 3Q04.

For the nine-month period, concession fee and excise tax dropped 5.4% from the same period of last year in accordance with the decline in revenue from mobile service.

- Cost of Sales

Cost of sales was Baht 2,898 million, increased by Baht 581 million or 25.1% from prior period and increased by Baht 322 million or 12.5% compared to 3Q04 which was in-line with revenue from handsets sales. For the nine-month period, cost of sales dropped by Baht 409 million or 5.2% from the same period of last year.

Selling and Administrative expenses

SG&A fell 8.3% QoQ from lower marketing expense and allowance for doubtful account

Total selling and administrative expenses (SG&A) were Baht 2,433 million in 3Q05, accounted for 11.0% of total revenue. The SG&A decreased by Baht 220 million or 8.3% from that of 2Q05. Marketing expense dropped by Baht 183 million, allowance for doubtful account declined by Baht 143 million, while staff costs increased by Baht 74 million. Comparable with 3Q04, SG&A decreased by Baht 207 million or 7.8%.

For the nine-month period, SG&A decreased by Baht 702 million or 8.6% from the same period of last year. The main reasons were from marketing expense and allowance for doubtful account decreased by Baht 596 million and Baht 237 million respectively while staff cost increased by Baht 141 million.

Income Tax

Lower Income tax from lower taxable profit

In 3Q05, corporate income tax was Baht 1,711 million, down by Baht 449 million or 20.8% from that of 2Q05. Compared to 3Q04, it decreased by Baht 576 million or down 25.2%. For the nine-month period corporate tax decreased by Baht 1,499 million or 18.5% from the same period of last year. Apart from lower profit from operation, the declined tax was a result of introduction of cash card in September 2005. The introduction has changed timing of revenue recognition for tax calculation from at the point of card sales from the Company previously to when customers activate the cards to refill on their mobile phone accounts.

Net Profit

Net profit in 3Q05 increased 5.9% from that of 2Q05, and dropped by 16.2% compared to 3Q04. For the nine-month period, net profit decreased 9.1% from the same period of last year.

Financial Position

1. Assets

Total assets decreased 3.3% from YE04 due to drop in cash and cash equivalent

At the end of this quarter, total assets were Baht 117,120 million, decreased by Baht 4,047 million or 3.3% from YE04. As a percentage of total assets, current assets and non-current assets accounted for 14.2% and 85.8% respectively.

Table 2: Major assets component

	30 September 2005		31 December 2004	
	Million Baht	% of Total Assets	Million Baht	% of Total Assets
Current Assets	16,595	14.2%	19,118	15.8%
Plant, Property and Equipment, net (incl. Computer Software)	10,096	8.6%	11,618	9.6%
Assets under concession agreements, net	76,886	65.6%	75,658	62.4%
Other non current assets	13,543	11.6%	14,774	12.2%

- Current Assets

As at September 2005, current assets dropped by Baht 2,523 million or down 13.2% from YE04. This was mainly from the significant declining of cash and cash equivalent from Baht 9,449 million as at YE04 to Baht 7,382 million. Net trade account receivable decreased by Baht 663 million resulted from lower post-paid subscribers. Inventory increased by Baht 377 million.

2. Liabilities

Total liabilities decreased 3.9 % from YE04,

Total liabilities were Baht 51,028 million at end of 3Q05, decreased by Baht 2,053 million or 3.9% from YE04.

Table 3: Major liabilities component

	30 September 2005		31 December 2004	
	Million Baht	% of Total liabilities	Million Baht	% of Total liabilities
Other Current Liabilities	16,094	31.6%	16,423	31.0%
Concession right payable, accrued concession fee and excise tax	8,390	16.4%	7,017	13.2%
Long-term borrowings and debentures, net[1]	26,449	51.8%	29,521	55.6%
Other non-current liabilities	95	0.2%	119	0.2%

[1] Long-term borrowings and debentures, net including current-portion within 1 year and portion over 1 year

- Other Current Liabilities

As at September 2005, other current liabilities decreased by Baht 329 million or 2.0% from YE04. During this period, the Group made a new short-term loan from bank of Baht 1,500 million. Income tax payable dropped by Baht 3,105 million as the payment of corporate tax was due in August 2005. Trade account payable was up Baht 1,152 million.

- Concession right payable, accrued concession fee and excise tax

As at September 2005, current portion of concession right payable and accrued concession fee and excise tax accounted for Baht 8,390 million, up by Baht 1,373 million or 19.6%. As the annual concession fee payment for postpaid revenue is due in the month of November each year, the balance of accrued concession fee as at second and third quarter are usually higher than the balance at the end of forth quarter.

- Long-term borrowings and debentures, net

As at September 2005, net long-term borrowings and debentures were Baht 26,449 million, a decrease of Baht 3,073 million or 10.4% from YE04. For the nine-month period ended September 2005, the Group made a total repayment for long-term debentures of Baht 3,000 million. . The current portion of long-term debentures and borrowings were Baht 4,243 million and the portion over 1 year amounted to Baht 22,206 million. The current portion and the portion over 1 year represented 16.0% and 84.0% of total long-term debentures and borrowings, respectively.

3. Shareholders' Equities

Total Equities fell down by 2.9% from YE04 due to two dividend payments

As at September 2005, the Group had total equity of Baht 66,093 million, decreased by Baht 1,994 million or 2.9% from YE04. Net income for the nine-month period was Baht 13,953 million.

The Company declared its dividend payment for the performance of second half of 2004 at 2.60 baht per share in total of Baht 7,653 million which was paid on April 11,

2005. During the third quarter, the Company declared an interim dividend payment for the performance of first half of 2005 at 3.00 Baht per share in total of Baht 8,839 million, which was paid on September 6, 2005.

During the first quarter of 2005, in accordance with SEC regulations, the Company took a capital reserve for treasury stock of Baht 83 million apart from inappropriate retained earnings.

In addition, the additional issued and fully paid-up share capital as at end of 3Q05 increased subject to an exercise of ESOP totaling 4.18 million shares. The Company presented advanced receipt of Baht 51 million.

A subsidiary recognized a fair value reserved of available-for-sale securities of Baht 20 million as unrealized gain in Shareholder's Equity.

The Group had an unrealized gain from dilution of investment in subsidiary of Baht 158 million incurred in the third quarter of 2005.

4. Liquidity

For the period of 3Q05, the Group's consolidated net cash flow decreased by Baht 2,085 million principally resulting from net cash inflow from operating activities of Baht 27,324 million. Net cash outflow from investing activities was Baht 11,843 million as a result of network expansion investment. In addition, net cash outflow from financing activities was Baht 17,566 million from : a) the repayment of long-term debentures and financial lease amounting to Baht 3,096 million, b) total dividend payment of Baht 16,492 million, c) additional short-term loan from bank of Baht 1,500 million, d) cash receipt from additional share in a Subsidiary from minority interest totaling Baht 315 million, e) dividend paid to minority interest by Baht 23 million, f) cash receipt from share capital increased and subscription by Baht 231 million.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

30 SEPTEMBER 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Advanced Info Service Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 September 2005 and the related consolidated and Company statements of income for the three-month and nine-month periods ended 30 September 2005 and 2004, and the related consolidated and company statements of changes in shareholders' equity and cash flows for the nine-month periods ended 30 September 2005 and 2004 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public company Limited. The Company's management is responsible for the correctness and completeness of information in these interim financial statements. My responsibility is to issue a report on these interim financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the interim financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit, and accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2004 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 17 February 2005. The consolidated and company balance sheets as at 31 December 2004, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
11 November 2005

Advanced Info Service Public Company Limited
Balance Sheets
As at 30 September 2005 and 31 December 2004

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		30 September 2005	31 December 2004	30 September 2005	31 December 2004
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
ASSETS					
Current Assets					
Cash and cash equivalents		7,381,722	9,449,330	1,546,778	1,535,118
Short-term investments	16	292,714	186,208	-	-
Trade accounts receivable, net	6	5,098,053	5,761,004	4,384,405	6,041,577
Amounts due from related parties and loan to a subsidiary	16	1,366	445	66,724	25,607
Inventories, net		1,414,177	1,037,199	-	-
Spare part inventories for mobile phone network maintenance, net		207,282	244,998	193,995	221,788
Advances to suppliers		311	56,965	311	56,965
Other current assets	7	2,199,550	2,381,737	1,878,193	2,265,313
Total Current Assets		16,595,175	19,117,886	8,070,406	10,146,368
Non-Current Assets					
Investments in subsidiaries, net	8	-	-	29,702,487	27,938,774
Property, plant and equipment, net	9	8,694,950	10,161,944	8,376,296	9,904,614
Other assets					
Computer software, net	9	1,401,402	1,456,115	1,384,293	1,456,115
Assets under concession agreements, net	9	76,886,358	75,657,773	68,642,894	66,359,237
Concession rights, net	9	3,619,633	3,960,750	-	-
Goodwill, net	9	9,295,673	10,170,851	-	-
Other assets, net	9	627,281	642,281	521,639	523,693
Total Non-Current Assets		100,525,297	102,049,714	108,627,609	106,182,433
Total Assets		117,120,472	121,167,600	116,698,015	116,328,801

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes on pages 10 to 33 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Balance Sheets
As at 30 September 2005 and 31 December 2004

	Notes	Consolidated Unaudited 30 September 2005 Baht'000	Consolidated Audited 31 December 2004 Baht'000	Company Unaudited 30 September 2005 Baht'000	Company Audited 31 December 2004 Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Short-term loans from financial institutions	11	1,500,000	-	1,500,000	-
Trade accounts payable	10	5,942,084	4,790,179	5,664,812	4,318,775
Amounts due to and short-term loans from related parties	16	362,420	419,121	7,976,443	3,001,486
Current portion of long-term borrowings	11	13,473	97,475	13,142	97,147
Current portion of long-term debentures, net	11	4,229,024	3,975,850	4,229,024	3,975,850
Forward and swap contracts payable, net		18,984	-	18,984	-
Concession right payable	12	4,738,868	4,621,462	-	-
Accrued concession fee and excise tax		3,650,854	2,395,994	3,200,082	2,121,309
Other current liabilities	13	8,271,100	11,213,210	6,710,265	10,036,957
Total Current Liabilities		28,726,807	27,513,291	29,312,752	23,551,524
Non-Current Liabilities					
Unearned income		81,407	105,960	-	-
Long-term borrowings	11	19,080	26,004	17,522	25,223
Long-term debentures, net	11	22,187,377	25,422,126	22,187,377	25,422,126
Deposits from customers		13,066	13,051	-	-
Total Non-Current Liabilities		22,300,930	25,567,141	22,204,899	25,447,349
Total Liabilities		51,027,737	53,080,432	51,517,651	48,998,873
Shareholders' Equity					
Share capital					
Authorised share capital		5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid-up share capital	14	2,949,363	2,945,188	2,949,363	2,945,188
Premium on share capital	14	20,656,624	20,470,525	20,656,624	20,470,525
Treasury stock		(83,130)	(83,130)	(83,130)	(83,130)
Advanced receipts for share subscription	14	51,483	11,051	51,483	11,051
Retained earnings					
Appropriated - Legal reserve		500,000	500,000	500,000	500,000
Appropriated - Capital reserve for treasury stock		83,130	-	83,130	-
Unappropriated		40,861,708	43,483,254	40,861,708	43,483,254
Total Parent's Shareholders' Equity		65,019,178	67,326,888	65,019,178	67,326,888
Fair value reserve of available-for-sale securities		19,755	14,268	-	-
Unrealised gain on dilution of investment		161,186	3,040	161,186	3,040
Minority interests		892,616	742,972	-	-
Total Shareholders' Equity, net		66,092,735	68,087,168	65,180,364	67,329,928
Total Liabilities and Shareholders' Equity		117,120,472	121,167,600	116,698,015	116,328,801

The notes on pages 10 to 38 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Income (Unaudited)
For the three-month periods ended 30 September 2005 and 2004

	Notes	Consolidated Unaudited 30 September 2005 Baht'000	Consolidated Unaudited 30 September 2004 Baht'000	Company Unaudited 30 September 2005 Baht'000	Company Unaudited 30 September 2004 Baht'000
Revenues					
Revenues from services and equipment rentals		18,988,612	20,943,969	17,716,726	19,292,391
Sales		3,229,946	2,894,587	-	-
Total revenues		22,218,558	23,838,556	17,716,726	19,292,391
Cost					
Cost of services and equipment rentals		6,081,192	5,691,837	6,521,141	5,462,860
Concession fee and excise tax		4,455,115	4,960,558	4,035,018	4,601,400
Cost of sales		2,898,268	2,576,208	-	-
Total cost		13,434,575	13,228,603	10,556,159	10,064,260
Gross profit		8,783,983	10,609,953	7,160,567	9,228,131
Selling and administrative expenses		2,432,679	2,640,037	2,157,138	2,275,918
Profit from sales, services and equipment rentals		6,351,304	7,969,916	5,003,429	6,952,213
Other operating income		127,727	136,145	218,974	101,985
Net gain on exchange rate		28,916	1,872	27,161	4,655
Directors' remuneration		(1,135)	(1,095)	(1,120)	(1,095)
Operating results		6,506,812	8,106,838	5,248,444	7,057,758
Share of net profit of investments					
- equity method	8	-	-	818,867	563,839
Profit before interest and tax		6,506,812	8,106,838	6,067,311	7,621,597
Interest expense		(393,636)	(539,033)	(387,061)	(468,975)
Income tax		(1,711,233)	(2,286,981)	(1,264,990)	(1,883,522)
Profit before minorities		4,401,943	5,280,824	4,415,260	5,269,100
(Loss)/profit attributable to minorities, net		(13,317)	11,724	-	-
Net profit for the period		4,415,260	5,269,100	4,415,260	5,269,100
Basic earnings per share (Baht)	4				
Net profit for the period		1.50	1.79	1.50	1.79
Diluted earnings per share (Baht)	4				
Net profit for the period		1.50	1.79	1.50	1.79

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes on pages 10 to 33 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Income (Unaudited)
For the nine-month periods ended 30 September 2005 and 2004

		Consolidated		Company	
		Unaudited	Unaudited	Unaudited	Unaudited
		30 September	30 September	30 September	30 September
		2005	2004	2005	2004
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues					
Revenues from services and equipment rentals		59,955,693	62,868,620	55,415,599	57,937,285
Sales		8,293,246	9,147,706	-	-
Total revenues		68,248,939	72,016,326	55,415,599	57,937,285
Cost					
Cost of services and equipment rentals		17,969,078	16,550,130	18,831,758	16,041,100
Concession fee and excise tax		14,058,899	14,858,422	12,866,749	13,794,534
Cost of sales		7,435,309	7,843,074	-	-
Total cost		39,463,286	39,251,626	31,698,507	29,835,634
Gross profit		28,785,653	32,764,700	23,717,092	28,101,651
Selling and administrative expenses		7,467,179	8,171,556	6,718,822	6,946,432
Profit from sales, services and equipment rentals		21,318,474	24,593,144	16,998,270	21,155,219
Other operating income		426,155	545,036	460,288	483,975
Net gain on exchange rate		18,895	20,129	20,312	4,141
Directors' remuneration		(4,067)	(3,735)	(4,037)	(3,735)
Operating results		21,759,457	25,154,574	17,474,833	21,639,600
Share of net profit of investments					
- equity method	8	-	-	2,746,309	1,896,855
Profit before interest and tax		21,759,457	25,154,574	20,221,142	23,536,455
Interest expense		(1,187,306)	(1,665,506)	(1,123,175)	(1,423,763)
Income tax		(6,602,522)	(8,102,066)	(5,144,512)	(6,769,619)
Profit before minorities		13,969,629	15,387,002	13,953,455	15,343,073
Profit attributable to minorities, net		16,174	43,929	-	-
Net profit for the period		13,953,455	15,343,073	13,953,455	15,343,073
Basic earnings per share (Baht)	4				
Net profit for the period		4.74	5.22	4.74	5.22
Diluted earnings per share (Baht)	4				
Net profit for the period		4.74	5.21	4.74	5.21

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The notes on pages 10 to 33 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Changes in Shareholders' Equity (Unaudited)
For the nine-month periods ended 30 September 2005 and 2004

	Consolidated (Baht'000)										
	Issued and paid-up share capital	Premium on share capital	Treasury Stock	Advance receipt for share subscription	Legal reserve	Capital reserve for treasury stock	Unappro-priated retained earnings	Fair Value reserve	Unrealised gain on dilution of investment	Minority interests	Total
Opening balance 2005	2,945,188	20,470,525	(83,130)	11,051	500,000	-	43,483,254	14,268	3,040	742,972	68,087,168
Net profit for the period	-	-	-	-	-	-	13,953,455	-	-	-	13,953,455
Dividend paid (Note 5)	-	-	-	-	-	-	(16,491,871)	-	-	-	(16,491,871)
Transfer of advanced receipts to additional shares (Note 14)	253	10,798	-	(11,051)	-	-	-	-	-	-	-
Additional shares (Note 14)	3,922	175,301	-	-	-	-	-	-	-	315,000	494,223
Advanced receipt for share subscription (Note 14)	-	-	-	51,483	-	-	-	-	-	-	51,483
Fair value reserve of available-for-sale securities	-	-	-	-	-	-	-	5,487	-	-	5,487
Unrealised gain (loss) on dilution of investment	-	-	-	-	-	-	-	-	158,146	(158,146)	-
Capital reserve for treasury stock	-	-	-	-	-	83,130	(83,130)	-	-	-	-
Dividend received	-	-	-	-	-	-	-	-	-	(23,384)	(23,384)
Profit attributable to minorities	-	-	-	-	-	-	-	-	-	16,174	16,174
Closing balance 30 September 2005	2,949,363	20,656,624	(83,130)	51,483	500,000	83,130	40,861,708	19,755	161,186	892,616	66,092,735
Opening balance 2004	2,938,525	20,169,275	(83,130)	25,526	500,000	-	35,720,063	-	-	355,945	59,626,204
Net profit for the period	-	-	-	-	-	-	15,343,073	-	-	-	15,343,073
Dividend paid	-	-	-	-	-	-	(12,494,858)	-	-	-	(12,494,858)
Acquisition of investment in subsidiary	-	-	-	-	-	-	-	-	-	1,726	1,726
Additional shares	5,905	267,890	-	(25,526)	-	-	-	-	-	-	248,269
Advanced receipt for share subscription	-	-	-	11,806	-	-	-	-	-	-	11,806
Advanced receipt for share subscription of a subsidiary	-	-	-	-	-	-	-	-	-	118,540	118,540
Fair value reserve of avialable-for-sale securities	-	-	-	-	-	-	-	5,488	-	-	5,488
Profit attributable to minorities	-	-	-	-	-	-	-	-	-	43,929	43,929
Closing balance 30 September 2004	2,944,430	20,437,165	(83,130)	11,806	500,000	-	38,568,278	5,488	-	520,140	62,904,177

The notes on pages 10 to 33 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited) (continued)

For the nine-month periods ended 30 September 2005 and 2004

	Company (Baht'000)								
	Issued and paid-up share capital	Premium on share capital	Treasury Stock	Advance receipt for share subscription	Legal reserve	Capital reserve for treasury stock	Unappropriated retained earnings	Unrealised gain on dilution of investment	Total
Opening balance 2005	2,945,188	20,470,525	(83,130)	11,051	500,000	-	43,483,254	3,040	67,329,928
Net profit for the period	-	-	-	-	-	-	13,953,455	-	13,953,455
Dividend paid (Note 5)	-	-	-	-	-	-	(16,491,871)	-	(16,491,871)
Transfer of advanced receipts to additional shares (Note 14)	253	10,798	-	(11,051)	-	-	-	-	-
Additional shares (Note 14)	3,922	175,301	-	-	-	-	-	-	179,223
Advanced receipts for share subscription (Note 14)	-	-	-	51,483	-	-	-	-	51,483
Unrealised gain on dilution of investment	-	-	-	-	-	-	-	158,146	158,146
Capital reserve for treasury stock	-	-	-	-	-	83,130	(83,130)	-	-
Closing balance 30 September 2005	2,949,363	20,656,624	(83,130)	51,483	500,000	83,130	40,861,708	161,186	65,180,364
Opening balance 2004	2,938,525	20,169,275	(83,130)	25,526	500,000	-	35,720,063	-	59,270,259
Net profit for the period	-	-	-	-	-	-	15,343,073	-	15,343,073
Dividend paid	-	-	-	-	-	-	(12,494,858)	-	(12,494,858)
Additional shares	5,905	267,890	-	(25,526)	-	-	-	-	248,269
Advanced receipts for share subscription	-	-	-	11,806	-	-	-	-	11,806
Closing balance 30 September 2004	2,944,430	20,437,165	(83,130)	11,806	500,000	-	38,568,278	-	62,378,549

The notes on pages 10 to 33 are an integral part of these interim financial statements.

		Consolidated		Company	
		Unaudited	Unaudited	Unaudited	Unaudited
		30 September 2005	30 September 2004	30 September 2005	30 September 2004
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Cash flows from operating activities	15	27,324,105	28,511,749	22,903,406	25,133,936
Cash flows from investing activities:					
Net changes in short-term investments		(101,019)	12,689	-	-
Net changes in advances to suppliers		56,653	269,043	56,653	268,398
Proceeds from disposals of property and equipment		12,806	15,126	83,905	3,350
Acquisitions of subsidiaries, net of cash acquired	8	-	(472)	(213,000)	(2,413)
Cash invested in long-term investments in a subsidiary	8	-	-	(250,000)	(177,450)
Purchases of property, plant and equipment		(2,556,127)	(2,594,842)	(2,482,801)	(2,548,214)
Purchases of assets under concession agreements		(9,254,956)	(6,229,773)	(8,849,891)	(5,725,836)
Dividend received from subsidiaries		-	-	1,603,741	117,600
Net cash payments to investing activities		(11,842,643)	(8,528,229)	(10,051,393)	(8,064,565)
Cash flows from financing activities:					
Proceed from short-term loans from banks		1,500,000	-	1,500,000	-
Repayments of short-term loans from financial institutions		-	(30,000)	-	-
Proceeds from short-term loans from a subsidiary	16	-	-	7,500,000	-
Repayment of loans from a subsidiary	16	-	-	(2,500,000)	(500,000)
Repayments of long-term borrowings		-	(3,007,449)	-	-
Repayments of long-term debentures	11	(3,000,000)	(3,000,000)	(3,000,000)	(3,000,000)
Finance lease principal payments	11	(96,641)	(106,986)	(96,307)	(100,094)
Cash reciepts from additional share in a subsidiary from minorities	8	315,000	-	-	-
Net proceeds from capital increase	14	3,922	5,371	3,922	5,371
Net proceeds from share premium	14	175,301	242,898	175,301	242,898
Advanced receipts for share subscription	14	51,483	11,806	51,483	11,806
Advanced receipts for share subscription of a subsidiary		-	118,540	-	-
Payments of dividend	5	(16,491,871)	(12,494,858)	(16,491,871)	(12,494,858)
Payments of dividend to minorities		(23,384)	-	-	-
Net cash payments from financing activities		(17,566,190)	(18,260,678)	(12,857,472)	(15,834,877)
Net increase in cash and cash equivalents		(2,084,728)	1,722,842	(5,459)	1,234,494
Opening balance		9,449,331	8,636,841	1,535,118	1,479,409
Unrealised gain on exchange rate of cash and cash equivalents		17,119	5,113	17,119	5,113
Closing balance		7,381,722	10,364,796	1,546,778	2,719,016

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes on pages 10 to 33 are an integral part of these interim financial statements.

Supplemental disclosures of cash flow information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the nine-month periods ended 30 September 2005 and 2004 comprise:

	Consolidated		Company	
	Unaudited 30 September 2005 Million Baht	Unaudited 30 September 2004 Million Baht	Unaudited 30 September 2005 Million Baht	Unaudited 30 September 2004 Million Baht
Cash and deposits at financial institutions	5,725	2,297	796	883
Short-term investments with maturities of three months or less	1,657	8,068	751	1,836
Total cash and cash equivalents	7,382	10,365	1,547	2,719

Interest paid, income tax and non-cash investing activities

Interest paid, income tax paid and non-cash investing activities for the nine-month periods ended 30 September 2005 and 2004 comprise:

	Consolidated		Company	
	Unaudited 30 September 2005 Million Baht	Unaudited 30 September 2004 Million Baht	Unaudited 30 September 2005 Million Baht	Unaudited 30 September 2004 Million Baht
Interest paid and income tax paid				
Interest paid	1,142	1,517	1,155	1,467
Income tax paid	9,712	8,803	7,449	7,804
Non-cash investing activities				
Outstanding debts arising from investment in property, plant and equipment and assets under concession agreements	3,575	2,398	3,454	2,262

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The notes on pages 10 to 33 are an integral part of these interim financial statements.

1 Accounting policies

These interim consolidated and Company financial statements are prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, "Interim Financial Reporting" and additional notes are presented as required by the Securities and Exchange Commission under the Securities and Exchange Act., B.E. 2535.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2004, except as discussed below.

As a result of the Federation of Accounting Profession (FAP) approval of three new accounting standards on 12 May 2005, the Company has adopted TAS 52, 'Events After Balance Sheet Date', TAS 53, 'Provisions, Contingent Liabilities, Contingent Assets' and TAS 54, 'Discontinuing Operations' in the second quarter of 2005. The adoption of three new standards did not have material impact on the interim consolidated and company financial statements presented.

Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2004 annual financial statements.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

These interim consolidated and company financial statements have been approved for issue by the Board of Directors on 11 November 2005.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

2 Segment information

Financial information by business segment for the three-month and nine-month periods ended 30 September 2005 and 2004 are as follows:

Consolidated (Million Baht)

	For the three-month periods ended 30 September							
	Mobile phone and call center services		Mobile phone sales		Datanet services		Group	
	2005	2004	2005	2004	2005	2004	2005	2004
Revenues:								
Revenues from services and equipment rentals	18,820	20,802	25	18	144	124	18,989	20,944
Sales	-	-	3,229	2,892	1	3	3,230	2,895
Total revenues	18,820	20,802	3,254	2,910	145	127	22,219	23,839
Operating expenses:								
Cost of sales, services and equipment rentals	(10,429)	(10,568)	(2,906)	(2,581)	(100)	(80)	(13,435)	(13,229)
Selling and administrative expenses	(2,275)	(2,470)	(93)	(135)	(65)	(35)	(2,433)	(2,640)
Operating profit	6,116	7,764	255	194	(20)	12	6,351	7,970

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

2 **Segment information** (continued)

	Consolidated (Million Baht)							
	For the three-month periods ended 30 September							
	Mobile phone and call center services		Mobile phone sales		Datanet services		Group	
	2005	2004	2005	2004	2005	2004	2005	2004
Revenues:								
Revenues from services and equipment rentals	59,483	62,452	76	67	397	349	59,956	62,868
Sales	-	-	8,291	9,139	2	9	8,293	9,148
Total revenues	59,483	62,452	8,367	9,206	399	358	68,249	72,016
Operating expenses:								
Cost of sales, services and equipment rentals	(31,760)	(31,165)	(7,458)	(7,870)	(246)	(217)	(39,464)	(39,252)
Selling and administrative expenses	(7,105)	(7,748)	(202)	(326)	(160)	(97)	(7,467)	(8,171)
Operating profit	20,618	23,539	707	1,010	(7)	44	21,318	24,593

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

3 Operating profit

The following items have been charged to the operating profit during the interim period :

	Consolidated		Company	
	30 September 2005 Million Baht	30 September 2004 Million Baht	30 September 2005 Million Baht	30 September 2004 Million Baht
Depreciation on property and equipment (Note 9)	3,683	3,240	3,621	3,178
Amortisation of intangible assets: (Note 9)				
- Computer software	386	347	385	347
- Assets under concession agreements	9,505	8,775	7,975	7,291
- Concession right	341	341	-	-
- Positive goodwill	875	875	-	-
- Deferred charges	116	88	102	55
(Reversal)/loss on obsolete spare parts for mobile phone network maintenance, net	(135)	128	(145)	135
Loss on write-off of deferred charges (Note 9)	4	-	4	-
Doubtful accounts and bad debts	396	632	380	567
Staff costs	2,128	1,698	1,543	1,452
Marketing expense	2,010	2,605	1,874	2,391
Number of staff (persons)	5,321	4,865	3,906	3,535

4 Earnings per share

Basic earnings per share is calculated by dividing the net profit for the period attributable to shareholders by the weighted average number of paid-up ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from exercise of warrants should be considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the three-month and nine-month periods ended 30 September 2005 and 2004.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

4 Earnings per share (continued)

	Consolidated		Company	
For the three-month periods ended	**30 September 2005**	**30 September 2004**	**30 September 2005**	**30 September 2004**
Basic earnings per share (Baht)				
Net profit attributable to shareholders (Million Baht)	4,415	5,269	4,415	5,269
Weighted average number of paid-up ordinary share in issue during the period (Million shares)	2,946	2,940	2,946	2,940
Basic earnings per share (Baht)	1.50	1.79	1.50	1.79
Diluted earnings per share (Baht)				
Effect of dilutive potential ordinary shares (Million shares)	1	7	1	7
Weighted average number of ordinary shares for diluted earnings per share (Million shares)	2,947	2,947	2,947	2,947
Diluted earnings per share (Baht)	1.50	1.79	1.50	1.79

	Consolidated		Company	
For the nine-month periods ended	**30 September 2005**	**30 September 2004**	**30 September 2005**	**30 September 2004**
Basic earnings per share (Baht)				
Net profit attributable to shareholders (Million Baht)	13,953	15,343	13,953	15,343
Weighted average number of paid-up ordinary share in issue during the period (Million shares)	2,945	2,939	2,945	2,939
Basic earnings per share (Baht)	4.74	5.22	4.74	5.22
Diluted earnings per share (Baht)				
Effect of dilutive potential ordinary shares (Million shares)	1	7	1	7
Weighted average number of ordinary shares for diluted earnings per share (Million shares)	2,946	2,946	2,946	2,946
Diluted earnings per share (Baht)	4.74	5.21	4.74	5.21

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

5 Dividend

During the three-month period ended 30 September 2005, at the Board of Directors meeting held on 10 August 2005, it was approved to declare an interim dividend for 2,946.17 million shares of Baht 3.00 each, totaling Baht 8,838.51 million. Dividends of Baht 8,838.26 million were paid to the shareholders on 6 September 2005. The remaining amount of Baht 0.25 million pertained to shareholders that were not entitled to receive the dividend and thus the Company did not pay such amount.

6 Trade accounts receivable, net

	Consolidated		Company	
	30 September 2005 Million Baht	31 December 2004 Million Baht	30 September 2005 Million Baht	31 December 2004 Million Baht
Trade accounts receivable:				
Third parties	3,523	4,052	2,080	2,304
Related parties (Note 16)	170	130	1,028	2,251
Accrued income	2,105	2,539	1,916	2,316
Total trade accounts receivable	5,798	6,721	5,024	6,871
Less allowance for doubtful accounts of third parties	(700)	(960)	(640)	(829)
Total trade accounts receivable, net	5,098	5,761	4,384	6,042

Outstanding trade accounts receivable from third parties can be aged as follows:

	Consolidated		Company	
	30 September 2005 Million Baht	31 December 2004 Million Baht	30 September 2005 Million Baht	31 December 2004 Million Baht
Current - 3 months	5,266	6,143	3,675	4,267
Overdue 3 - 6 months	213	281	191	250
Overdue 6 - 12 months	61	124	56	67
Overdue over 12 months	88	43	74	36
Total	5,628	6,591	3,996	4,620
Less allowance for doubtful accounts of third parties	(700)	(960)	(640)	(829)
Total trade accounts receivable - third parties, net	4,928	5,631	3,356	3,791

The directors are of the opinion that allowance for doubtful accounts of the Group and bank guarantees received from dealers by a subsidiary are sufficient to cover exposure to the bad debt risk.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Group's large number of customers. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade accounts receivable.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

7 Other current assets

	Consolidated		Company	
	30 September 2005 Million Baht	31 December 2004 Million Baht	30 September 2005 Million Baht	31 December 2004 Million Baht
Other receivables	291	467	288	460
Prepaid expenses	1,492	1,720	1,425	1,671
Others	417	195	165	134
Other current assets	2,200	2,382	1,878	2,265

8 *Investments in subsidiaries, net*

Movements in investments in subsidiaries for the nine-month period ended 30 September 2005 comprise:

	Company 30 September 2005 Million Baht
Transactions during the nine-month period ended 30 September 2005	
Opening net book amount	27,939
Dividend income	(1,604)
Acquisitions	213
Addition	250
Unrealised gain on dilution of investment	158
Share of net profit of investments - equity method	2,746
Closing net book amount	29,702

On 5 August 2005, Advanced Mpay Company Limited, a subsidiary, registered an increase in share capital from Baht 210 million (21 million shares at par value of Baht 10 each) to Baht 300 million (30 million shares at par value of Baht 10 each) with the Ministry of Commerce. The newly issued shares were offered to NTT DoCoMo Inc. (incorporated in Japan) at Baht 35 each or in the total of Baht 315 million. The purpose of the capital increase is to support payment business via mobile phone. Advanced Info Service Public Company Limited owns 69.99% of the subsidiary's share capital upon the completion of the transaction, reducing from 99.99%. The subsidiary received a payment for the capital increase in full on 3 August 2005.

On 21 September 2005, the Company invested in AIS International Network Company Limited ("AIN"), AIS Wireless Communication Network Company Limited ("ACN") and AIS Wire Network Company Limited ("AWN") of 10,000 ordinary shares with a par value of Baht 100 per share, totaling Baht 1 million at each subsidiary. Total shares invested represent 99.99 % ownership in each subsidiary.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Investments in subsidiaries, net (continued)

The nature and carrying value of investments in subsidiaries can be summarised as follows:

Company - 30 September 2005 / 31 December 2004

Subsidiaries	Nature of business	Country of incorporation	Nature of relationship	Paid-up capital (Million Baht)	Investment portion (%)	Cost (Million Baht)	Accumulated share of profit (loss) in subsidiaries (Million Baht)		Equity (Million Baht)		Dividend (Million Baht)		Unrealised gain on dilution of investment (Million baht)	
							30 September 2005	31 December 2004	30 September 2005	31 December 2004	30 September 2005	31 December 2004	30 September 2005	31 December 2004
Mobile from Advance Co., Ltd.	Currently ceased operations.	Thailand	Shareholder	240.00	99.99	600.00	8,563.83	8,561.18	267.52	283.59	(18.72)	(117.60)	-	-
Advanced Datanetwork Communications Co., Ltd.	Service provider of voice/data communications via telephone line and broadband	Thailand	Shareholder	957.52	51.00	597.82	(111.78)	(75.28)	489.08	525.58	-	-	-	3.04
Datanetwork Solutions Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	1.00	49.00	8.00	17.54	16.41	25.54	24.40	-	-	-	-
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	Shareholder	272.00	99.99	810.96	(276.45)	(505.02)	534.51	305.94	-	-	-	-
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, ,cellular phone rental and service provider of digital mobile phone system in 1800 MHZ	Thailand	Shareholder	14,621.86	98.55	23,300.00	6,085.04	3,498.69	27,800.02	26,798.69	(1,585.02)	-	-	-
Data Line Thai Co., Ltd.	Service provider of Internet	Thailand	Shareholder	15.00	65.00	2.41	(2.07)	(1.84)	0.34	0.57	-	-	-	-
Advanced MagicCard Co., Ltd. (Formerly Bridge Mobile Alliance Co., Ltd.)	Distributor of cash card business	Thailand	Shareholder	250.00	99.99	250.00	(22.58)	-	227.42	-	-	-	-	-
Advanced MPay Co., Ltd.	Service provider of payment business via mobile phone	Thailand	Shareholder	210.00	69.99	210.00	(13.08)	-	355.06	-	-	-	158.15	-

Investments in subsidiaries, net (continued)

The nature and carrying value of investments in subsidiaries can be summarised as follows:

Company - 30 September 2005 / 31 December 2004

Subsidiaries	Nature of business	Country of incorporation	Nature of relationship	Paid-up capital (Million Baht)	Investment portion (%)	Cost (Million Baht)	Accumulated share of profit (loss) in subsidiaries (Million Baht)		Equity (Million Baht)		Dividend (*Million Baht*)		Unrealised gain on dilution of investment (*Million baht*)	
							30 September 2005	31 December 2004	30 September 2005	31 December 2004	30 September 2005	31 December 2004	30 September 2005	31 December 2004
AIS International Network Co., Ltd.	Currently not in operation	Thailand	Shareholder	1.00	99.99	1.00	-	-	1.00	-	-	-	-	-
AIS Wireless Communication Network Co., Ltd.	Currently not in operation	Thailand	Shareholder	1.00	99.99	1.00	-	-	1.00	-	-	-	-	-
AIS Wire Network Co., Ltd.	Currently not in operation	Thailand	Shareholder	1.00	99.99	1.00	-	-	1.00	-	-	-	-	-
	Investments in subsidiaries, net					25,782.19	14,240.45	11,494.14	29,702.49	27,938.77	(1,603.74)	(117.60)	158.15	3.04

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

9 Capital expenditure and commitments

	Consolidated (Million Baht)					
	Property and equipment	Computer software	Assets under concession agreements	Concession rights	Goodwill and other assets	Total
Transactions during the nine-month period ended 30 September 2005						
Opening net book value	10,162	1,456	75,658	3,961	10,813	102,050
Additions	2,251	299	10,765	-	105	13,420
Disposals, net	(35)	-	-	-	(4)	(39)
Transfer, net	-	32	(32)	-	-	-
Depreciation/amortisation charges	(3,683)	(386)	(9,505)	(341)	(991)	(14,906)
Closing net book value	8,695	1,401	76,886	3,620	9,923	100,525
At 30 September 2005						
Cost	24,329	2,967	145,107	6,993	15,483	194,879
Less accumulated depreciation/amortisation	(15,634)	(1,566)	(64,251)	(3,373)	(5,560)	(90,384)
allowance for asset impairment	-	-	(3,970)	-	-	(3,970)
Net book value	8,695	1,401	76,886	3,620	9,923	100,525

Additions include Baht 5.72 million (2004: Baht 6.64 million) assets leased under finance leases (where the Group is the lessee).

	Company (Million Baht)				
	Property and equipment	Computer software	Assets under concession agreements	Other assets	Total
Transactions during the nine-month period ended 30 September 2005					
Opening net book value	9,904	1,456	66,359	523	78,242
Additions	2,182	299	10,291	105	12,877
Disposals, net	(89)	(18)	-	(4)	(111)
Transfer, net	-	32	(32)	-	-
Depreciation/amortisation charges	(3,621)	(385)	(7,975)	(102)	(12,083)
Closing net book value	8,376	1,384	68,643	522	78,925
At 30 September 2005					
Cost	23,439	2,950	129,006	750	156,145
Less accumulated depreciation/amortisation	(15,063)	(1,566)	(56,393)	(228)	(73,250)
allowance for asset impairment	-	-	(3,970)	-	(3,970)
Net book value	8,376	1,384	68,643	522	78,925

Additions include Baht 4.60 million (2004: Baht 5.60 million) assets leased under finance leases (where the Company is the lessee).

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

9 Capital expenditure and commitments (continued)

Capital expenditure commitments with third parties

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated	
	30 September 2005 Currency Million	**31 December 2004 Currency Million**
Assets under concession agreements		
Thai Baht	2,826	4,106
US Dollars	129	112
Japanese Yen	888	1,829
Euro	2	6
Property and equipment		
Thai Baht	161	116
US Dollars	3	23
Service maintenance agreements		
Thai Baht	1,196	1,007
US Dollars	13	8
Japanese Yen	149	117

	Company	
	30 September 2005 Currency Million	**31 December 2004 Currency Million**
Assets under concession agreements		
Thai Baht	2,767	3,984
US Dollars	123	99
Japanese Yen	888	1,829
Euro	2	6
Property and equipment		
Thai Baht	155	116
US Dollars	3	23
Service maintenance agreements		
Thai Baht	1,190	1,007
US Dollars	12	8
Japanese Yen	149	117

As at 30 September 2005, the Group has commitments under letters of credit with overseas suppliers amounting to approximately Baht 51.88 million (31 December 2004: Baht 82.56 million) on a consolidated basis and Baht Nil (31 December 2004: Baht Nil) on a company basis.

The Group has entered into lease and related service agreements for office spaces, cars, and base stations for periods ranging from 1 month to 8 years with options to renew. As at 30 September 2005, the Group is committed to pay for rental and related services in respect of the agreements as follows:

		Consolidated Million Baht	Company Million Baht
Payment due	- within 1 year	607	503
	- within 2 to 5 years	634	564
	- over 5 years	1	1

10 Trade accounts payable

	Consolidated		Company	
	30 September 2005 Million Baht	31 December 2004 Million Baht	30 September 2005 Million Baht	31 December 2004 Million Baht
Trade accounts payable:				
Third parties	5,840	4,732	5,097	3,554
Related parties (Note 16)	102	58	568	765
Total trade accounts payable	5,942	4,790	5,665	4,319

11 Borrowings

	Consolidated		Company	
	30 September 2005 Million Baht	31 December 2004 Million Baht	30 September 2005 Million Baht	31 December 2004 Million Baht
Current	5,742	4,073	5,742	4,073
Non-current	22,207	25,448	22,205	25,447
Total borrowings	27,949	29,521	27,947	29,520

The movements in the above borrowings can be analysed as follows:

	Consolidated Million Baht	Company Million Baht
For the nine-month period ended 30 September 2005		
Opening net book value	29,521	29,520
Additions	1,506	1,505
Repayments	(3,096)	(3,096)
Amortisation of bond issuing cost	18	18
Closing net book value	27,949	27,947

Long-term debentures

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

The carrying amounts and fair values of long-term debentures (gross of issue costs) as at 30 September 2005 are as follows:

	Consolidated		Company	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Long-term debentures	26,450	26,812	26,450	26,812

Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Dealing Center at the close of the business on the balance sheet date.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

12 Concession right payable

Digital Phone Company Limited ("DPC"), a subsidiary, acquired its concession under an assignment agreement from Total Access Communication Public Company Limited ("TAC."). Under the assignment agreement, DPC has outstanding amounts due to TAC. As set out in the financial statements for the year ended 31 December 2003 and 2004, DPC is in arbitration with TAC with respect to principal and interest outstanding. On 30 June 2003 and 28 October 2003, TAC submitted the case to the Arbitration Institute for settlement of amounts due on 30 September 2002 and 2003 comprising principal and interest according to the agreement totalling USD 35.5 million and called for payment with an additional interest charge on the overdue payment of USD 1.3 million and with interest to be charged at 9.50% per annum on overdue payment, as punitive damages, until the payment is made. These principal and interest (excluding interest on overdue amounts) are included in the total concession payable of Baht 4,739 million (31 December 2004 : Baht 4,621 million). DPC has engaged legal advisors and submitted its case to the Arbitration Institute for settlement. The arbitration process is not completed in this period. According to the agreement, the interest rate exposure on the concession right payable is fixed at a rate of 9.50% per annum. These financial statements include full recognition of the concession payable and interest according to the agreement but have not provided accrued interest charge for overdue payment. DPC's management believes that settlement of this arbitration should not have a material unfavourable effect on the financial statements.

13 Other current liabilities

	Consolidated		Company	
	30 September 2005 Million Baht	31 December 2004 Million Baht	30 September 2005 Million Baht	31 December 2004 Million Baht
Income tax payable	1,309	4,414	891	3,195
Unearned income - mobile phone service	3,932	4,612	4,436	5,123
Advanced received from cash card	1,152	-	-	-
Accrued bonus	248	433	213	387
Accrued interest expense	153	250	199	250
Value added tax payable, net	145	286	93	220
Other payables	656	400	536	319
Other current liabilities	676	818	342	543
Total other current liabilities	8,271	11,213	6,710	10,037

14 Share capital and premium

	Number of shares Million shares	Ordinary shares Million Baht	Share premium Million Baht	Total Million Baht
For the nine-month period ended 30 September 2005				
Issued and paid-up share capital				
Opening balance	2,945	2,945	20,471	23,416
Issue of shares	4	4	186	190
Closing balance	2,949	2,949	20,657	23,606

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

14 **Share capital and premium** (continued)

During the nine-month period ended 30 September 2005, the Company registered the increase in share capital with the Ministry of Commerce for 4.17 million ordinary shares from the exercise of 4.07 million warrants, 0.25 million warrants of which were exercised during the quarter ended 31 December 2004. The capital increase results in an increase in paid-up share capital and share premium of Baht 4.17 million and Baht 186.10 million, respectively.

As at 30 September 2005, the total authorised number of ordinary shares is 2,949.36 million shares (31 December 2004: 2,945.19 million shares) with a par value of Baht 1.00 per share (31 December 2004: Baht 1.00 per share). All issued shares are fully paid.

Warrants granted to directors and employees

The Company has granted warrants at Baht nil per unit to directors and employees. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years. Details of warrants are as follows:

Grant date	27/03/2002 (Grant I)	30/05/2003 (Grant II)	31/05/2004 (Grant III)	31/05/2005 (Grant IV)
Warrants (Million units)	14.00	8.47	9.00	9.22
Exercise price per unit	48.00	43.38	91.79	106.66
Exercise ratio	1:1	1:1	1:1	1:1
First adjustment to exercise price per unit and ratio (effective from 20 August 2003 onwards)				
- Price	47.73	43.14	-	-
- Ratio	1:1.00559	1:1.00559	-	-
Second adjustment to exercise price per unit and ratio (effective from 31 March 2004 onwards)				
- Price	47.40	42.84	-	-
- Ratio	1:1.01261	1:1.01261	-	-
Third adjustment to exercise price per unit and ratio (effective from 25 August 2004 onwards)				
- Price	47.15	42.63	91.35	-
- Ratio	1:1.01751	1:1.01751	1:1.00484	-
Fourth adjustment to exercise price per unit and ratio (effective from 7 March 2005 onwards)				
- Price	46.78	42.30	90.64	-
- Ratio	1:1.02549	1:1.02549	1:1.01272	-
Fifth adjustment to exercise price per unit and ratio (effective from 22 August 2005 onwards)				
- Price	46.16	41.74	89.44	105.25
- Ratio	1:1.03927	1:1.03927	1:1.02633	1:1.01344

Fifth adjustment to exercise price and exercise ratio of warrant grant I, grant II, grant III and grant IV

At the Board of Directors' meeting held on 10 August 2005, the Board passed a resolution to approve the fifth adjustment of the exercise price of warrants grant I, grant II, grant III and grant IV from Baht 46.78 per unit to Baht 46.16 per unit, from Baht 42.30 per unit to Baht 41.74 per unit, from Baht 90.64 per unit to Baht 89.44 per unit and from Baht 106.66 per unit to Baht 105.25 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1:1.02549 to 1:1.03927 for both grant I and grant II, from 1:1.01272 to 1:1.02633 for grant III and from 1:1 to 1:1.01344 for grant IV. The new exercise price and exercise ratio were effective from 22 August 2005 onwards.

14 Share capital and premium (continued)

Warrant grant IV

At the Executive Committee of the Company held on 27 September 2005, passed a resolution to allot the warrants grant IV to employees. On 17 October 2005, 0.22 million units were approved to be granted to employees of the group at the exercise price of Baht 105.25 per unit and the exercise ratio at 1:1.01344. The approval of the grant and related details were previously approved at the Annual General Meeting of the Company's shareholders held on 30 March 2005.

Movements in the number of warrants outstanding are as follows:

	Directors Million units	Employees Million units	Total Million units
For the nine-month period ended 30 September 2005			
Opening balance	1.84	19.27	21.11
Granted	3.03	6.19	9.22
Exercised	(0.11)	(4.45)	(4.56)
Closing balance	4.76	21.01	25.77

Exercised warrants

During the nine-month period ended 30 September 2005, 0.11 million units and 4.45 million units were exercised by the Company's directors and employees, respectively. The exercises of 3.82 million warrants during this period, and of 0.25 million warrants during the quarter ended 31 December 2004, increased paid-up share capital and premium on share capital by Baht 4.17 million and Baht 186.10 million, respectively.

The Company registered the increase in share capital with the Ministry of Commerce from the remaining exercised warrants of 0.74 million units or 0.76 million shares on 4 October 2005. The Company received advanced payment from shareholders for the 0.76 million shares in the amount of Baht 51.48 million in the quarter ended 30 September 2005 (Note 18).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

15 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the nine-month periods ended 30 September 2005 and 2004:

		Consolidated		Company	
	Notes	30 September 2005 Million Baht	30 September 2004 Million Baht	30 September 2005 Million Baht	30 September 2004 Million Baht
Cash flows from operating activities:					
Net profit for the period		13,953	15,343	13,953	15,343
Adjusted by:					
Depreciation	9	3,683	3,240	3,621	3,178
Amortisation of computer software	9	386	347	385	347
Amortisation of assets under concession agreements	9	9,505	8,775	7,975	7,291
Amortisation of concession right	9	341	341	-	-
Amortisation of goodwill	9	875	875	-	-
Amortisation of deferred charges	9	116	88	102	55
Amortisation of forward and swap premium		21	2	21	3
Amortisation of bond issuing cost	11	18	25	18	25
(Reversal)/loss on write-off obsolete spare parts for mobile phone network maintenance		(135)	128	(145)	135
Loss on write-off of deferred charge		4	-	4	-
Doubtful accounts and bad debts		396	632	380	567
(Reversal)/loss on obsolete inventories and diminution in value of finished goods		(17)	69	-	-
Loss on disposals of fixed assets		17	12	18	14
Loss on write-off property, plant and equipment		5	-	5	-
Gain on write-off deposits from customers		-	(69)	-	(69)
Unrealised loss on changes in fair value of investments		-	10	-	-
Unrealised loss on foreign exchange rate		4	1	4	2
Realised unearned income		(24)	-	-	-
Realised gain on foreign exchange rate for loans		-	(35)	-	-
Share of net profit in subsidiaries	8	-	-	(2,746)	(1,897)
Share of net profit from subsidiaries to minority interests		16	44	-	-
Net income before changes in operating assets and liabilities		29,164	29,828	23,595	24,994
Changes in operating assets and liabilities					
- Trade accounts receivable		264	(647)	1,274	(196)
- Amounts due from related parties		(1)	-	(41)	16
- Inventories		(360)	(486)	-	-
- Spare part inventories for mobile network maintenance		173	(51)	172	(48)
- Forward and swap contracts receivable		-	24	-	-
- Other current assets		161	(532)	364	(494)
- Other assets		(106)	(112)	(104)	(89)
- Trade accounts payable		(360)	(1,045)	(100)	(753)
- Amounts due to related parties		(57)	(96)	(25)	(172)
- Forward and swap contracts payable		14	-	14	-
- Concession rights payable, accrued concession fee and excise tax		1,372	2,348	1,079	2,103
- Deposits from customers		-	(1)	-	(7)
- Other current liabilities		(2,940)	(718)	(3,325)	(220)
Cash flows from operating activities		27,324	28,512	22,903	25,134

16 Related party transactions

Shin Corporation Public Company Limited is a major shareholder, holding 42.85 % (at 31 December 2004: 42.90%) of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder, holding 19.26 % (at 31 December 2004: 19.28%) of the share capital of the Company.

The principal shareholder of the Company's major shareholder is the Shinawatra family. Transactions related to companies in which the Shinawatra family are the principal shareholders or directors are recognised as related parties to the Company.

During the period, the Group has entered into a number of transactions with related parties, the terms of which are negotiated on arm lengths basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged on a percentage of transaction amount. The Group uses external appraisers to evaluate property rental rate in the case that market rate is not available.

The Group has transactions with related parties for the three-month and nine-month periods ended 30 September 2005 and 2004 as follows:

a) Sales of goods and services

	Consolidated		Company	
For the three-month periods ended	**30 September 2005 Million Baht**	**30 September 2004 Million Baht**	**30 September 2005 Million Baht**	**30 September 2004 Million Baht**
Service income				
Subsidiaries	-	-	83	124
Shin Corporation and its related parties	30	25	8	7
SingTel Strategic Investments Pte Ltd. and its related parties	161	58	161	58
Total service income	191	83	252	189
Other income				
Subsidiaries	-	-	72	26
Shin Corporation and its related parties	8	-	4	-
SingTel Strategic Investments Pte Ltd.	-	2	-	2
Total other income	8	2	76	28
Sales of prepaid cards				
Subsidiary	-	-	10,076	15,577

	Consolidated		Company	
For the nine-month periods ended	**30 September 2005 Million Baht**	**30 September 2004 Million Baht**	**30 September 2005 Million Baht**	**30 September 2004 Million Baht**
Service income				
Subsidiaries	-	-	234	333
Shin Corporation and its related parties	78	71	25	19
SingTel Strategic Investments Pte Ltd. and its related parties	444	266	444	266
Total service income	522	337	703	618
Other income				
Subsidiaries	-	-	143	72
Shin Corporation and its related parties	16	-	8	-
SingTel Strategic Investment Pte Ltd.	-	2	-	2
Total other income	16	2	151	74

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

16 Related party transactions (continued)

a) **Sales of goods and services** (continued)

	Consolidated		Company	
For the nine-month periods ended	**30 September 2005 Million Baht**	**30 September 2004 Million Baht**	**30 September 2005 Million Baht**	**30 September 2004 Million Baht**
Sales of prepaid cards				
Subsidiary	-	-	33,962	35,897

b) **Purchases of services**

	Consolidated		Company	
For the three-month periods ended	**30 September 2005 Million Baht**	**30 September 2004 Million Baht**	**30 September 2005 Million Baht**	**30 September 2004 Million Baht**
Rental and other service expenses				
Subsidiaries	-	-	1,621	816
Shin Corporation and its related parties	279	212	259	194
SingTel Strategic Investments Pte Ltd. and its related parties	78	28	78	28
Total rental and other service expenses	357	240	1,958	1,038
Advertising expense - net*				
Related parties of Shin Corporation	127	144	117	136
(Advertising expense - gross** - Consolidated 2005: 336 Million Baht 2004: 428 Million Baht - Company 2005: 329 Million Baht 2004: 424 Million Baht)				
Total advertising expenses	127	144	117	136

* Net balance represents fee charged on advertising production and gross margin of media work at advertising agency.
** Gross balance represents total advertising expense charged to the Group and the Company. The Group and the Company record such expense at gross in the statements of income.

	Consolidated		Company	
Promotion expense				
Subsidiaries	-	-	4	24
Total promotion expense	-	-	4	24
Consulting and management fees				
Shin Corporation and its related parties	52	54	51	53
Total consulting and management fees	52	54	51	53

	Consolidated		Company	
For the nine-month periods ended	**30 September 2005 Million Baht**	**30 September 2004 Million Baht**	**30 September 2005 Million Baht**	**30 September 2004 Million Baht**
Rental and other service expenses				
Subsidiaries	-	-	4,190	2,433
Shin Corporation and its related parties	778	628	725	578
SingTel Strategic Investments Pte Ltd. and its related parties	221	134	221	134
Total rental and other service expenses	999	762	5,136	3,145

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

16 Related party transactions (continued)

b) Purchases of services (continued)

For the nine-month periods ended	Consolidated 30 September 2005 Million Baht	Consolidated 30 September 2004 Million Baht	Company 30 September 2005 Million Baht	Company 30 September 2004 Million Baht
Advertising expense - net*				
Related parties of Shin Corporation	395	567	376	525
(Advertising expense - gross**				
- Consolidated 2005: 1,320 Million Baht				
2004: 1,692 Million Baht				
- Company 2005: 1,311 Million Baht				
2004: 1,677 Million Baht				
Total advertising expenses	395	567	376	525

* Net balance represents fee charged on advertising production and gross margin of media work at advertising agency.
** Gross balance represents total advertising expense charged to the Group and the Company. The Group and the Company record such expense at gross in the statements of income.

	Consolidated 30 September 2005 Million Baht	Consolidated 30 September 2004 Million Baht	Company 30 September 2005 Million Baht	Company 30 September 2004 Million Baht
Promotion expense				
Subsidiaries	-	-	27	47
Total promotion expense	-	-	27	47
Consulting and management fees				
Shin Corporation and its related parties	156	170	154	167
Total consulting and management fees	156	170	154	167

For the three-month periods ended	Consolidated 30 September 2005 Million Baht	Consolidated 30 September 2004 Million Baht	Company 30 September 2005 Million Baht	Company 30 September 2004 Million Baht
Interest expense				
Subsidiary	-	-	32	-
Directors of related parties	1	1	1	1
Total interest expense	1	1	33	1

For the nine-month periods ended	Consolidated 30 September 2005 Million Baht	Consolidated 30 September 2004 Million Baht	Company 30 September 2005 Million Baht	Company 30 September 2004 Million Baht
Interest expense				
Subsidiary	-	-	53	1
Directors of related parties	2	2	2	2
Total interest expense	2	2	55	3

c) Dividend paid

For the three-month periods ended	Consolidated 30 September 2005 Million Baht	Consolidated 30 September 2004 Million Baht	Company 30 September 2005 Million Baht	Company 30 September 2004 Million Baht
Shin Corporation	3,791	2,717	3,791	2,717
SingTel Strategic Investments Pte Ltd.	1,704	1,221	1,704	1,221
Total dividend paid	5,495	3,938	5,495	3,938

16 Related party transactions (continued)

c) Dividend paid (continued)

For the nine-month periods ended	Consolidated 30 September 2005 Million Baht	Consolidated 30 September 2004 Million Baht	Company 30 September 2005 Million Baht	Company 30 September 2004 Million Baht
Shin Corporation	7,077	5,371	7,077	5,371
SingTel Strategic Investments Pte Ltd.	3,181	2,414	3,181	2,414
Total dividend paid	10,258	7,785	10,258	7,785

d) Purchases of property, equipment, computer software, and cost of mobile phone network

For the nine-month periods ended	Consolidated 30 September 2005 Million Baht	Consolidated 30 September 2004 Million Baht	Company 30 September 2005 Million Baht	Company 30 September 2004 Million Baht
Related parties of Shin Corporation	-	1	-	1

e) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties

	Consolidated 30 September 2005 Million Baht	Consolidated 31 December 2004 Million Baht	Company 30 September 2005 Million Baht	Company 31 December 2004 Million Baht
Short-term investments				
Shin Corporation	180	175	-	-
Trade accounts receivable				
Subsidiaries	-	-	872	2,133
Shin Corporation and its related parties	17	17	3	5
Related parties of SingTel Strategic Investments Pte Ltd.	153	113	153	113
Total trade accounts receivable	170	130	1,028	2,251
Amounts due from related parties				
Subsidiaries	-	-	66	26
Shin Corporation and its related parties	1	-	-	-
Total amounts due from related parties	1	-	66	26
Short-term loans to a related party				
Subsidiary	-	-	1	-
Trade accounts payable				
Subsidiaries	-	-	476	711
Shin Corporation and its related parties	50	33	40	29
Related parties of SingTel Strategic Investments Pte Ltd.	52	25	52	25
Total trade accounts payable	102	58	568	765

16 Related party transactions (continued)

e) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties (continued)

	Consolidated		Company	
	30 September 2005 Million Baht	31 December 2004 Million Baht	30 September 2005 Million Baht	31 December 2004 Million Baht
Amounts due to related parties				
Subsidiaries	-	-	120	99
Shin Corporation and its related parties	353	413	347	396
Related party of SingTel Strategic Investments Pte., Ltd.	9	6	9	6
Total amounts due to related parties	362	419	476	501
Accrued interest expense				
Subsidiary	-	-	47	7
Total accrued interest expense	-	-	47	7
Short-term loans from a related party				
Subsidiary	-	-	7,500	2,500

As at 30 September 2005, loan from a subsidiary represents a promissory note with maturity of less than one year, bearing interest at the rate of 3.25 % per annum (as at 31 December 2004: 3.25% per annum). Repayment term is at call. (as at 31 December 2004 : paid during the quarter ended 31 March 2005).

	Consolidated		Company	
	30 September 2005 Million Baht	31 December 2004 Million Baht	30 September 2005 Million Baht	31 December 2004 Million Baht
Long-term debentures				
Major shareholder of Shin Corporation	10	10	10	10
Directors of the Company and its related parties	37	37	37	37
Total long-term debentures	47	47	47	47

f) Commitments with related parties

The Group has entered into lease and related service agreements for office spaces, cars and base stations for periods ranging from 1 month to 8 years with options to renew. At 30 September 2005, the Group is committed to pay for rental and related services in respect of the agreements as follows:

		Consolidated Million Baht	Company Million Baht
Payment due	- within 1 year	340	334
	- within 2 to 5 years	517	516
	- over 5 years	222	222

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

16 Related party transactions (continued)

f) Commitments with related parties (continued)

The Company has entered into agreements with a subsidiary of a major shareholder under which the related party provides satellite transponder services. The Company is committed to pay for transponder services amounting to approximately Baht 5.82 million per month (at 31 December 2004: Baht 5.60 million per month).

The Company has entered into agreements with a related party under which the related party provides consulting and management services and other central services for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 15.15 million per month, and plus the rate per event as prescribed in the agreements (at 31 December 2004: Baht 16.71 million per month).

The Company has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 2.03 million per month (at 31 December 2004: Baht 1.72 million per month).

g) Shin Corporation's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at Baht nil per unit to the Company's directors. SHIN does not charge the Company for the grant of these warrants.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are also included in the details below.

Grant date	27/03/2002 (Grant I)	30/05/2003 (Grant II)	31/05/2004 (Grant III)	31/05/2005 (Grant IV)
Warrants (Million units)	18.34	15.59	8.82	16.00
Exercise price per unit	17.80	13.67	36.41	41.76
Exercise ratio	1:1	1:1	1:1	1:1
First adjustment to exercise price per unit and ratio (effective from 25 August 2004 onwards)				
- Price	17.70	13.60	36.21	-
- Ratio	1:1.00540	1:1.00540	1:1.00540	-
Second adjustment to exercise price per unit and ratio (effective from 8 March 2005 onwards)				
- Price	17.57	13.49	35.93	-
- Ratio	1:1.01327	1:1.01327	1:1.01327	-
Third adjustment to exercise price per unit and ratio (effective from 23 August 2005 onwards)				
- Price	17.34	13.31	35.46	41.21
- Ratio	1:1.02671	1:1.02671	1:1.02671	1:1.01326

Movement in the number of SHIN's warrants are as follows:

	Million units
For the nine-month period ended 30 September 2005	
Opening balance	30.98
Granted	16.00
Exercised	(1.00)
Closing balance	45.98

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

16 Related party transactions (continued)

g) Shin Corporation's warrants (continued)

During the nine-month period ended 30 September 2005, the Company's directors exercised 1 million units of warrants to acquire 1.01 million ordinary shares of SHIN.

h) Special reward program

Advanced Datanetwork Communication Company Limited, a subsidiary, has granted the rights to receive special reward program to the director of the subsidiary. The program will be granted the rights once a year for 5 consecutive years. The rights will be exercised after the first year but within 3 years after the grant date. Calculation of special reward program shall be based on the improvement of the subsidiary's operational performance on the exercised date comparing with that of the grant date of the subsidiary. However, such program will not exceed each person's budget. Details of special reward program are as follow:

Project no.	Grant date	No. of rights (Million units)	Maximum budget not exceeding (Million Baht)
1	30 April 2002	3.41	3.88
2	2 May 2003	1.62	2.04
3	30 April 2004	0.81	2.34

Movement in the number of rights to receive special reward is as follows:

	Million units
For the nine-month period ended 30 September 2005	
Beginning balance	3.03
Granted	-
Exercised	(1.95)
Closing balance	1.08

1.95 million units were exercised during the nine-month period ended 30 September 2005. The subsidiary paid for the exercised rights in the total amount of Baht 0.52 million.

17 Contingencies

At 30 September 2005, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 1,613.68 million (31 December 2004 : Baht 1,484.44 million) on a consolidated basis and Baht 1,217.64 million (31 December 2004 : Baht 1,129.84 million) on a Company basis.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

18 Post balance sheet events

Warrants granted to directors and employees - exercised

As mentioned in Note 14, during the three-month period ended 30 September 2005, the Company's warrants of 0.22 million units, 0.14 million units and 0.38 million units were exercised at Baht 46.16 each, Baht 41.74 each and Baht 89.44 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 4 October 2005.

In October 2005, a total of 0.28 million units, being 0.10 million units, and 0.17 million units and 0.01 million units of the Company's warrants were exercised at Baht 46.16 each, 41.74 and Baht 89.44 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 2 November 2005.

As a result of these two transactions, the total issued and paid up share capital and premium on share capital of the Company will increase from Baht 2,949.36 million to Baht 2,950.42 million, and from Baht 20,656.62 million to Baht 20,720.17 million, respectively.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED